Exhibit 99.6

Black Mammoth Metals Consolidates Claims at St. Elmo High-Grade Gold and Diamond Jim Silver-Lead-Zinc-Antimony Properties, NV

BMM: TSX-V

VANCOUVER, BC, April 8, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that it has staked 47 federal unpatented claims at the Company’s St. Elmo property (“St. Elmo”) and Diamond Jim property (“Diamond Jim”) collectively (the “Properties”) which now consists of 85 contiguous federal unpatented claims (approximately 681 hectares or 1684 acres) (the “Claims Position”).

The Properties are both historic producers located in the Island Mountain mining district which is on the NE side of the Midas Trough trend, 100 km N of Elko, Nevada. The Company owns significant data related to the Properties from past operators’ exploration since the mid 1980’s, which include: Homestake, Newmont, Harrison Western, Columbus Mines, Mason Exploration and Golden Predator.

St. Elmo Property

The St. Elmo is a large, high-grade to bonanza-grade gold, outcropping epithermal vein and breccia system with lower-grade bulk tonnage mineralization that can be traced for 2.9 kms and is open on strike and at depth, with four subparallel vein-breccia structures where the veins are up to 12m thick and breccia bodies are up to 21m thick. Past exploration was of limited scope and duration with the last drilling campaign completed in 2009. Drilling was focussed on the upper levels of the St. Elmo historic underground (U/G) mine, over a limited strike length and vertical depth.

Highlights Include:

•	Best drill intercept:

3.0m @ 16.8 g/t Au & 41.50 g/t Ag from 68.6m - (GPSE-011) Golden Predator 2009.

•	Best drill intercept of the down dip extension of St. Elmo workings (32.6m wide composite vein):

2.0m @ 15.62 g/t Au & 10.93 g/t Ag from 133m and 2.6m @ 5 g/t Au & 2.34g/t Ag from 121m – (GC-01) Mason Exploration 1999.

•	Bulk sample – U/G:

1360 tonnes with average grade 10.3 g/t Au, Harrison Western 1990. Subsample sent to Hazen Research, CO in 1991 for metallurgical testing – 360 kg with head grade of 73.75 g/t Au & 35.93 g/t Ag resulted in 85% to 90% of the gold recoverable with a combination of gravity and floatation.

•	Rock chip sampling up to:

639.60 g/t Au – U/G grab sample - Newmont 1988

Priority Targets at St. Elmo include:

•	Along-strike and down-dip extensions to the high-grade St. Elmo historic workings.
○	Strike extension suggested by an induced polarization survey (“IP”) showing a resistivity high.

•	Along the three other subparallel vein-breccia structures.
•	Deeper bonanza-grade feeder zones.
•

Rosebud historic U/G mine (west of St. Elmo historic mine) along-strike and down-dip extensions to the historic workings where Homestake Mining sampled up to 54.1 g/t Au and 987.5 g/t Ag (U/G rock chip sample).

•	Gold-bearing jasperoids and spatially associated antimony occurrences indicate potential Carlin-type gold mineralization.

Geology and Mineralization:

St. Elmo geology includes a thick section of Paleozoic sedimentary rocks and the Prospect Mountain Quartzite proximal to the Coffeepot stock, a Cretaceous-age quartz monzonite stock, situated north of the Claims Position. Epithermal gold mineralization at St. Elmo is hosted in a N to NE trending, 1.8m to 9m wide, structural zone containing quartz veins and hydrothermal breccias which have undergone multiple mineralizing events. The district scale, structural trends at St. Elmo may have formed over a deeper porphyry intrusion, perhaps related to the Coffeepot stock. Free gold occurs within sulfide minerals and as easily visible particles in the quartz vein and in hematite-cemented, hydrothermal breccias. Gold is associated with pyrite and copper-bearing sulfide minerals such as chalcopyrite, digenite, covellite and enargite which are minerals typical of a high-sulfidation epithermal environment.

Acquisition Terms (in USD):

Black Mammoth optioned 33 federal mining claims (the “St. Elmo Option”) from Nevada Select Royalty Inc. (“Nevada Select”) in November 2024 by making an aggregate of $75,000 in cash payments in accordance with the following schedule. The St. Elmo Option was considered a non-core asset:

Cash Payment	Payment Date	Status
$5,000	at signing	paid
$5,000	1st anniversary	paid
$20,000	2nd anniversary	-
$45,000	3rd anniversary	-
$75,000 Total

Nevada Select will retain a 2.5% NSR.

There are no work commitment amounts, finder’s fees or share compensation in connection with the St. Elmo Option.

Diamond Jim Property

The Diamond Jim occupies the NW portion of the Claims Position, is directly west of Rosebud Mountain and consists of hydrothermal fissure veins and shear zone mineralization that contain silver and lead sulfides, in addition to zinc, copper, gold and antimony hosted predominantly in phyllite. The high-grade epithermal mineralization is reported to be along imbricated thrust faults that occur at right angles to the main contact vein. The silver mineralization occurs as argentiferous galena, sphalerite and tennantite as cavity filing, minor replacement pockets, stringers and replacement lenses. Historic mining took place intermittently both U/G starting in the 1950’s and open pit during the 1980’s. Minimal modern exploration has occurred at Diamond Jim which is structurally complex and so it remains poorly understood.

Highlights Include:

•

Shallow low-grade bulk tonnage mineralization and U/G high-grade mineralization are targets at Diamond Jim. Historic estimated resources have been reported but don’t comply with NI 43-101 requirements.

•	The main structure is a NE trending strongly silicified and brecciated vein that dips steeply to the west with a strike length of at least 2073m.

•	The Rosebud Mountain area with historic surface rock chip samples up to 15.4 g/t Au and 3.4 g/t Ag while IP shows a S-SE trending resistivity high.

Acquisition Terms (in USD):

Black Mammoth optioned 5 federal mining claims (the “Diamond Jim Option”) from a private vendor in April 2024 by making an aggregate of $28,500 in cash payments in accordance with the following schedule. The Diamond Jim Option was considered a non-core asset:

Cash Payment	Payment Date	Status
$5,000	at signing	paid
$23,500	90 days from signing	paid
$28,500 Total

There are no royalties, work commitment amounts, finder’s fees or share compensation in connection with the Diamon Jim Option.

The Company also continues to acquire non-core exploration interests in the western US, by purchase and by staking.

About Black Mammoth Metals Corporation:

In the past 16 months, Black Mammoth Metals has acquired a 100% interest in:

•	Clover High-Grade Gold property, Elko County, NV,
•	Coleman Canyon property, Elko County, NV,
•	Leadore Silver-Lead property, Lemhi County, ID,
•	East Reveille Gold property, Nye County, NV,
•	America Mine Gold property, San Bernardino, CA,
•	Quito Gold property, Lander County, NV
•	South Ravenswood – district consolidated, Lander County NV,
•	Callaghan Gold – district consolidated, Lander County NV. Drill results pending at Rast and Cottonwood targets.

At the Company’s 100% owned, 1,213 hectare (2,997 acre) Happy Cat Gold property, Lander County, NV, an approximate 4 square kilometre area is identified as being hydrothermally altered. Structural modelling suggests the density of the alteration and its’ density contrast relative to the host rock is typical to that of alteration zones present at other Carlin-type deposits in northern Nevada. The alteration encompasses an area where northerly trending high-angle faults intersect indicated NW-trending re-activated faults that are known to be of age and orientation as ore-controlling faults occurring at other Carlin-type deposits. The Company drilled approximately 1600m in January 2025 to further understand the structure and stratigraphy. Results are pending.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone. Exploration by two previous operators identified a geological target for the Blanco Creek property in the order of 1.70 to 2.48 million tons, grading 0.20 to 0.33 oz/ton Au (1.54 to 2.24 million tonnes, grading 6.85 to 11.31 g/tonne Au); see the Company’s press release dated February 14, 2017.

Black Mammoth cautions investors to note the potential quantity and grade of the geological target are conceptual in nature. A qualified person has not completed sufficient work to classify the geological target as mineral resources as defined by NI 43-101, and it is uncertain if future exploration will result in the target being delineated as mineral resources.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. Historical information contained in this news release cannot be relied upon as Mr. Abrams, the Company’s Qualified Person, has not prepared or verified the historical information.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All of the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:15e 08-APR-25